Exhibit 99.1

MiX Telematics Announces Financial Results for Third Quarter of Fiscal 2017

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R13.7392 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of December 31, 2016.

Third Quarter Highlights:

  Net subscriber additions of 20,300 in the quarter
  Subscribers increased by 10% year over year, bringing the total to over 605,000 subscribers at December 31, 2016
  Total subscription revenue of R311 million ($22.6 million), ahead of guidance
  Cash generated from operating activities of R97 million ($7.1 million)
  Adjusted EBITDA of R88 million ($6.4 million), representing a 22% Adjusted EBITDA margin
  Operating profit of R48 million ($3.5 million), representing a 12% margin
  Company raises guidance for subscription revenue and profitability for the full 2017 fiscal year which ends March 31, 2017

MIDRAND, South Africa--(BUSINESS WIRE)--February 2, 2017--MiX Telematics Limited (NYSE: MIXT, JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service ("SaaS"), today announced financial results for its third quarter of fiscal 2017, which ended December 31, 2016.

“We are pleased with our strong execution during the third quarter and we exceeded expectations across all key metrics,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “Our results were driven by general strength across the portfolio including a positive contribution from energy sector customers, as well as the ongoing shift toward bundled deals which increases the long-term value per subscriber. We added over 20,000 net new subscribers during the quarter, resulting in our ability to exceed the 600,000 mark for the first time in the Company’s history. This base growth, combined with strict cost management, allowed us to make progress in the quarter towards our stated long-term goal of delivering normalized Adjusted EBITDA margins in excess of 30%. We believe that MiX is well positioned to maintain the momentum for the remainder of the year and beyond given our industry leading integrated fleet management platform, product diversification, ongoing traction in key verticals and geographies, as well as commitment to sustain profitable growth.”

Financial performance for the three months ended December 31, 2016

Subscription revenue: Subscription revenue was R310.7 million ($22.6 million), an increase of 5.5% compared with R294.5 million ($21.4 million) for the third quarter of fiscal 2016. Subscription revenue benefited from an increase of over 54,600 subscribers, which resulted in an increase in the subscriber base of 9.9% from December 2015 to December 2016.

Total Revenue: Total revenue was R401.4 million ($29.2 million), an increase of 6.0% compared to R378.6 million ($27.6 million) for the third quarter of fiscal 2016. Hardware and other revenue was R90.7 million ($6.6 million), an increase of 7.8% compared to R84.1 million ($6.1 million) for the third quarter of fiscal 2016.

Gross Margin: Gross profit was R267.3 million ($19.5 million), as compared to R257.6 million ($18.7 million) for the third quarter of fiscal 2016. Gross profit margin was 66.6%, compared to 68.0% for the third quarter of fiscal 2016. As reported in our previous results announcements for the first and second quarters of fiscal 2017, infrastructure costs have increased due to the Company commencing its transition from legacy data centers, where we owned certain equipment, towards cloud-based infrastructure and services. We have also made additional investments to support the roll out of our new back-end platform, MiX Lightning, and new products such as Journey Management, Hours of Service and MiX Go, which we expect to drive increased ARPU as well as subscriber growth over time.

Operating Margin: Operating profit was R47.9 million ($3.5 million), compared to R33.7 million ($2.5 million) for the third quarter of fiscal 2016. Operating margin was 11.9%, compared to 8.9% for the third quarter of fiscal 2016. The operating margin improvement was as a result of the increased revenue described above and a R4.8 million ($0.3 million) decline in operating expenses which were R219.5 million ($16.0 million) in the third quarter of fiscal 2017 compared to R224.3 million ($16.3 million) in the third quarter of fiscal 2016. This was as a result of strong cost management. Sales and marketing costs in the third quarter of fiscal 2017 declined by R4.7 million ($0.3 million) to R48.7 million ($3.5 million) compared to R53.4 million ($3.9 million) in the third quarter of fiscal 2016. Sales and marketing costs now represent 12.1% of revenue which is closely aligned with our estimates contained in our Form 20-F for the fiscal year ended March 31, 2016 where we advised that we expected these costs to remain relatively constant as a percentage of revenue i.e. 11% to 12% of revenue.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R87.8 million ($6.4 million) compared to R71.0 million ($5.2 million) for the third quarter of fiscal 2016. Adjusted EBITDA margin, a non-IFRS measure, for the third quarter of fiscal 2017 was 21.9%, compared to 18.8% for the third quarter of fiscal 2016.

Profit for the period and earnings per share: Profit for the period was R35.1 million ($2.6 million), compared to R57.9 million ($4.2 million) in the third quarter of fiscal 2016. Profit for the period includes a net foreign exchange loss of R4.9 million ($0.4 million) before tax. Profit for the period for the third quarter of fiscal 2016 included a net foreign exchange gain of R68.8 million ($5.0 million) of which R68.6 million ($5.0 million) related to U.S. Dollar cash reserves which are sensitive to volatility in the R:$ exchange rate. Earnings per diluted ordinary share were 6 South African cents, compared to 8 South African cents in the third quarter of fiscal 2016. For the third quarter of 2017, the calculation was based on diluted weighted average ordinary shares in issue of 567.0 million compared to 770.9 million diluted weighted average ordinary shares in issue during the third quarter of fiscal 2016. The diluted weighted average ordinary shares in issue during the third quarter of fiscal 2017 were lower than in the third quarter of fiscal 2016 due to the impact of the repurchase of 200.8 million ordinary shares during the second quarter of fiscal 2017.

The Company's effective tax rate for the quarter was 19.2% compared to 43.9% in the third quarter of fiscal 2016. During the third quarter of fiscal 2017 the Company benefited from a change in an uncertain tax position relating to research and development expenditure. The change in this uncertain tax position reduced the Company's effective tax rate in the quarter by 14.8%. Full details of this uncertain tax position are disclosed in note 10 of the accompanying financial results.

On a U.S. Dollar basis, and using the December 31, 2016 exchange rate of R13.7392 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share ("ADS"), profit for the period was $2.6 million, or 11 U.S. cents per diluted ADS.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure which excludes net foreign exchange gains/(losses) from earnings, was R37.4 million ($2.7 million), compared to R16.4 million ($1.2 million) in the third quarter of fiscal 2016. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 7 South African cents, compared to 2 South African cents in the third quarter of fiscal 2016.

On a U.S. Dollar basis, and using the December 31, 2016 exchange rate of R13.7392 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted earnings for the period was $2.7 million, or 12 U.S. cents per diluted ADS.

Statement of Financial Position and Cash Flow: At December 31, 2016, the Company had R358.7 million ($26.1 million) of cash and cash equivalents, compared to R907.5 million ($66.0 million) in the third quarter of fiscal 2016. The decline in cash and cash equivalents is attributable to the repurchase of 200.8 million ordinary shares which resulted in a cash outflow of R473.6 million ($34.5 million) during the second quarter of fiscal 2017.

The Company generated R97.3 million ($7.1 million) in net cash from operating activities for the three months ended December 31, 2016 and invested R73.3 million ($5.3 million) in capital expenditures during the quarter, leading to a free cash flow, a non-IFRS measure, of R24.0 million ($1.8 million), compared with negative free cash flow of R40.0 million ($2.9 million) for the third quarter of fiscal 2016.

An explanation of non-IFRS measures used in this release is set out in the Non-IFRS financial measures section of this press release. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this release.

Business Outlook

Based on information as of today, February 2, 2017, the Company is issuing the following financial guidance for the full 2017 fiscal year:

  Subscription revenue - R1,233 million to R1,236 million (previous guidance was R1,220 million to R1,230 million), which would represent subscription revenue growth of 6.5% to 6.7% compared to fiscal 2016.
  Total Revenue - R1,513 million to R1,525 million (previous guidance was R1,501 million to R1,525 million), which would represent revenue growth of 3.3% to 4.1% compared to fiscal 2016.
  Adjusted EBITDA - R275 million to R295 million (previous guidance was R270 million to R290 million), which would represent a decline of 1% at the lower end and 6% growth at the higher end compared to fiscal 2016.
  Adjusted earnings per diluted ordinary share of 12.2 to 14.7 South African cents based on 632 million diluted ordinary shares in issue, and based on an effective tax rate of 29% to 32%. On a U.S. Dollar basis, and using the January 30, 2017 exchange rate of R13.5273 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 23 to 27 U.S. cents.

For the fourth quarter of fiscal 2017 the Company expects subscription revenue to be in the range of R315 million to R318 million, which would represent subscription revenue growth of 3% to 4% compared to the fourth quarter of fiscal 2016.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and vehicles under subscription are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations. Hardware sales are dependent on the volumes of bundled solutions selected by customers.
  An average forecast exchange rate for the 2017 fiscal year of R14.2000 per $1.

The forecast is the responsibility of the Board of Directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Company’s ADSs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Standard Time) and 3:00 p.m. (South African Time) on February 2, 2017 to discuss the Company's financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial 1-800-967-7141 (within the United States) or 0 800 980 989 (within South Africa) or 1-719-457-2634 (outside of the United States). The conference ID is 9683947.
  A replay of this conference call will be available for a limited time at 1-844-512-2921 (within the United States) or 1-412-317-6671 (within South Africa or outside of the United States). The replay conference ID is 9683947.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing over 600,000 assets in approximately 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the fourth quarter and full year of fiscal 2017, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") for the fiscal year ended March 31, 2016, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA is a non-IFRS financial measure; it does not represent cash flows from operations for the periods indicated and should not be considered an alternative to profit for the period as an indicator of the Company's results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain non-recurring initial public offering ("IPO") costs, insurance reimbursements relating to impaired assets and certain litigation costs.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company's management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company's core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provides useful information to investors and others in understanding and evaluating its operating results.

The Company's use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of the Company's results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company's working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and
  other companies, including companies in the Company's industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the period and the Company's other results.

Adjusted Earnings and Adjusted Earnings Per Share

Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax, divided by the weighted average number of ordinary shares in issue during the period.

We have included Adjusted earnings per share in this press release because it provides a useful measure for period-to-period comparisons of the Company's core business by excluding net foreign exchange gains/(losses) from earnings. Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating the Company's operating results.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditure per investing activities. We believe that free cash flow provides useful information to investors and others in understanding and evaluating the Company’s cash flows as it provides detail of the amount of cash the Company generates or utilizes after accounting for all capital expenditures including investments in in-vehicle devices and development expenditure.

February 2, 2017

JSE Sponsor
Java Capital

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENTS
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	401,375	378,615	29,214	27,557
Cost of sales	(134,032)	(121,048)	(9,755)	(8,810)
Gross profit	267,343	257,567	19,459	18,747
Other income/(expenses) - net	31	430	2	31
Operating expenses	(219,520)	(224,340)	(15,978)	(16,328)
-Sales and marketing	(48,688)	(53,380)	(3,544)	(3,885)
-Administration and other charges	(170,832)	(170,960)	(12,434)	(12,443)
Operating profit	47,854	33,657	3,483	2,450
Finance (costs)/income - net	(4,463)	69,597	(324)	5,065
-Finance income	1,216	70,195	89	5,109
-Finance costs	(5,679)	(598)	(413)	(44)
Profit before taxation	43,391	103,254	3,159	7,515
Taxation	(8,314)	(45,321)	(605)	(3,299)
Profit for the period	35,077	57,933	2,554	4,216

Attributable to:
Owners of the parent	35,082	57,947	2,554	4,217
Non-controlling interests	(5)	(14)	*	(1)
	35,077	57,933	2,554	4,216

* Amount less than $1,000

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	South African Rand		United States Dollar
	December 31,	March 31,	December 31,	March 31,
Figures are in thousands unless otherwise stated	2016	2016	2016	2016
	Unaudited	Audited	Unaudited	Unaudited
ASSETS
Non-current assets
Property, plant and equipment	276,892	235,584	20,153	17,147
Intangible assets	864,135	846,851	62,896	61,638
Available-for-sale financial asset	—	—	—	—
Finance lease receivable	40	167	3	12
Deferred tax assets	36,048	30,005	2,624	2,184
Total non-current assets	1,177,115	1,112,607	85,676	80,981

Current assets
Inventory	44,526	64,489	3,241	4,694
Trade and other receivables	258,805	293,045	18,837	21,329
Finance lease receivable	183	984	13	72
Taxation	22,138	8,886	1,611	647
Restricted cash	14,201	21,134	1,034	1,538
Cash and cash equivalents	358,654	877,136	26,104	63,842
Total current assets	698,507	1,265,674	50,840	92,122

Total assets	1,875,622	2,378,281	136,516	173,103

EQUITY
Stated capital	854,345	1,320,955	62,183	96,145
Other reserves	6,029	74,262	439	5,405
Retained earnings	574,537	526,082	41,817	38,291
Equity attributable to owners of the parent	1,434,911	1,921,299	104,439	139,841
Non-controlling interest	(1,543)	(1,491)	(112)	(109)
Total equity	1,433,368	1,919,808	104,327	139,732

LIABILITIES
Non-current liabilities
Deferred tax liabilities	109,551	120,981	7,974	8,806
Provisions	1,822	3,514	133	256
Share-based payment liability	—	—	—	—
Total non-current liabilities	111,373	124,495	8,107	9,062

Current liabilities
Trade and other payables	257,841	282,647	18,766	20,573
Borrowings	—	1,103	—	80
Taxation	18,004	2,795	1,310	203
Provisions	19,634	31,059	1,429	2,261
Bank overdraft	35,402	16,374	2,577	1,192
Total current liabilities	330,881	333,978	24,082	24,309

Total liabilities	442,254	458,473	32,189	33,371

Total equity and liabilities	1,875,622	2,378,281	136,516	173,103

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Operating activities
Cash generated from operations	99,124	27,945	7,215	2,034
Net financing income	448	825	33	60
Taxation paid	(2,243)	(2,127)	(163)	(155)
Net cash generated from operating activities	97,329	26,643	7,085	1,939

Cash flows from investing activities
Capital expenditure	(73,305)	(66,623)	(5,335)	(4,849)
Deferred consideration paid	(368)	(344)	(27)	(25)
Proceeds on sale of property, plant and equipment	571	194	42	14
Increase in restricted cash	(434)	(2,078)	(32)	(151)
Decrease in restricted cash	604	—	44	—
Net cash utilized in investing activities	(72,932)	(68,851)	(5,308)	(5,011)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	2,543	2,407	185	175
Share repurchase	(81)	(31,076)	(6)	(2,262)
Dividends paid	(11,253)	(12,868)	(819)	(937)
Net cash utilized in financing activities	(8,791)	(41,537)	(640)	(3,024)
Net increase/(decrease) in cash and cash equivalents	15,606	(83,745)	1,137	(6,096)
Net cash and cash equivalents at the beginning of the period	311,328	885,887	22,660	64,479
Exchange (losses)/gains on cash and cash equivalents	(3,682)	76,959	(270)	5,602
Net cash and cash equivalents at the end of the period	323,252	879,101	23,527	63,985

MIX TELEMATICS LIMITED
OTHER FINANCIAL AND OPERATING DATA
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands except for subscribers	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Subscription revenue	310,695	294,466	22,614	21,433
Adjusted EBITDA	87,822	71,046	6,393	5,171
Cash and cash equivalents	358,654	907,463	26,104	66,049
Net cash (1)	323,252	877,645	23,527	63,879
Capital expenditure incurred	61,163	69,425	4,452	5,053
Total development costs incurred	36,696	28,016	2,671	2,039
Development costs capitalized	20,415	16,308	1,486	1,187
Development costs expensed within administration and other charges	16,281	11,708	1,185	852
Subscribers (number)	605,317	550,765	605,317	550,765

(1) Net cash is calculated as being net cash and cash equivalents, excluding restricted cash less interest bearing borrowings.

Notes to condensed consolidated income statements, statements of financial position, statements of cash flows and other financial and operating data

1. Accounting policies

The condensed consolidated statements of financial position, income statements and statements of cash flows included in these financial results have been prepared in accordance with our accounting policies under IFRS. The accounting policies are consistent in all material respects with those applied in the preparation of the consolidated financial statements for the year ended March 31, 2016. No new or revised accounting pronouncements that became effective during fiscal year 2017 have had a material impact on the Group.

The results have not been audited or reviewed by the Group's external auditors.

2. Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these condensed consolidated financial results for the quarter ended December 31, 2016 in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of these financial results. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R13.7392 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of December 31, 2016. The U.S. Dollar figures may not compute as they are rounded independently.

3. Earnings per share/ADS data
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Earnings per share
Basic (R/$)	0.06	0.08	#	0.01
Diluted (R/$)	0.06	0.08	#	0.01
Earnings per American Depositary Share
Basic (R/$)	1.56	1.90	0.11	0.14
Diluted (R/$)	1.55	1.88	0.11	0.14
Adjusted earnings per share
Basic (R/$)	0.07	0.02	#	#
Diluted (R/$)	0.07	0.02	#	#
Adjusted earnings per American Depositary Share
Basic (R/$)	1.66	0.54	0.12	0.04
Diluted (R/$)	1.65	0.53	0.12	0.04
Ordinary shares ('000) [1]
In issue at December 31	563,435	754,888	563,435	754,888
Weighted average	562,858	762,955	562,858	762,955
Diluted weighted average	567,005	770,929	567,005	770,929
American Depositary Shares ('000) [1]
In issue at December 31	22,537	30,196	22,537	30,196
Weighted average	22,514	30,518	22,514	30,518
Diluted weighted average	22,680	30,837	22,680	30,837

# Amount less than $0.01

1 Excludes 40,000,000 treasury shares held by MiX Telematics Investments Proprietary Limited ("MiX Investments"), a wholly owned subsidiary of the Group (December 2015: 40,000,000).

4. Reconciliation of Adjusted Earnings to Profit for the Period
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period attributable to owners of the parent	35,082	57,947	2,554	4,217
Net foreign exchange losses/(gains)	4,915	(68,769)	358	(5,005)
Income tax effect on the above component	(2,592)	27,229	(189)	1,982
Adjusted earnings attributable to owners of the parent	37,405	16,407	2,723	1,194

5. Reconciliation of Adjusted EBITDA to Profit for the Period

	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Adjusted EBITDA	87,822	71,046	6,393	5,171
Add:
Net profit on sale of property, plant and equipment and intangible assets	—	39	—	3
Less:
Depreciation (1)	(25,881)	(20,021)	(1,884)	(1,457)
Amortization (2)	(13,391)	(14,782)	(975)	(1,076)
Impairment of product development costs capitalized	(11)	—	(1)	—
Equity settled share-based compensation costs	(557)	(2,235)	(41)	(163)
Net loss on sale of property, plant and equipment	(128)	—	(9)	—
Restructuring costs	—	(390)	—	(28)
Operating profit	47,854	33,657	3,483	2,450
Add: Finance (costs)/income - net	(4,463)	69,597	(324)	5,065
Less: Taxation	(8,314)	(45,321)	(605)	(3,299)
Profit for the period	35,077	57,933	2,554	4,216

(1) Includes depreciation of property, plant and equipment (including in-vehicle devices).

(2) Includes amortization of intangible assets (including capitalized in-house development costs and intangible assets identified as part of a business combination).

6. Reconciliation of Adjusted EBITDA Margin to Profit for the Period Margin
	Three months ended	Three months ended
	December 31,	December 31,
	2016	2015
	Unaudited	Unaudited
Adjusted EBITDA margin	21.9%	18.8%
Add:
Net profit on sale of property, plant and equipment and intangible assets	—	0.0%
Less:
Depreciation	(6.5%)	(5.3%)
Amortization	(3.4%)	(3.9%)
Impairment of product development costs capitalized	(0.0%)	—
Equity settled share-based compensation costs	(0.1%)	(0.6%)
Net loss on sale of property, plant and equipment	(0.0%)	—
Restructuring costs	—	(0.1%)
Operating profit margin	11.9%	8.9%
Add: Finance (costs)/income - net	(1.1%)	18.4%
Less: Taxation	(2.1%)	(12.0%)
Profit for the period margin	8.7%	15.3%
7. Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Net cash generated from operating activities	97,329	26,643	7,085	1,939
Capital expenditure	(73,305)	(66,623)	(5,335)	(4,849)
Free cash flow	24,024	(39,980)	1,750	(2,910)

8. Dividends Paid

In respect of the second quarter of fiscal 2017, a dividend of R11.3 million ($0.9 million) was declared on November 3, 2016 and paid on November 28, 2016. Using shares in issue of 563,434,240 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 South African cents or 0.1 U.S. cents per share.

9. Contingent Liabilities

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R49.5 million or $3.6 million. No loss is considered probable under this arrangement.

10. Uncertain tax position

MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D (“S11D”) of the South African Income Tax Act No. 58 of 1962 (“the Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International continues, through due legal process, to formally seek a review of the DST’s decision not to approve the expenditure. Although this process is ongoing, during the period, further approvals have been obtained for certain project expenditure, relating to both current and prior financial years. However, at period end, an uncertain tax position remains in relation to S11D deductions in respect of which approvals remain pending.

The Group has considered this tax position and recognized a tax asset of R16.7 million ($1.2 million) in respect of S11D deductions at December 31, 2016. R11.2 million ($0.8 million) relates to deductions in respect of development project expenditure which has been approved by the DST. If the Group is unsuccessful in obtaining DST approvals on the balance relating to the uncertain tax position, the Group will not recover the R5.5 million ($0.4 million) raised and an additional taxation expense of the same amount may be incurred.

This change in the tax position resulted in a R6.1 million ($0.4 million) reduction in the income tax expense recorded during the quarter.

11. Dividend Declared

On February 2, 2017 the Board has declared that in respect of the third quarter of fiscal 2017, which ended on December 31, 2016 a dividend of 2 South African cents (0.1 U.S. cents) per ordinary share to be paid on February 27, 2017.

The details with respect to the dividends declared for ordinary shareholders are as follows:

Last day to trade cum dividend	Tuesday, February 21, 2017
Securities trade ex dividend	Wednesday, February 22, 2017
Record date	Friday, February 24, 2017
Payment date	Monday, February 27, 2017

Share certificates may not be dematerialized or rematerialized between Wednesday, February 22, 2017 and Friday, February 24, 2017, both days inclusive.

Shareholders are advised of the following additional information:

  the dividend has been declared out of income reserves;
  the local dividends tax rate is 15%;
  the gross local dividend amounts to 2 South African cents per ordinary share;
  the net local dividend amount is 1.7 South African cents per ordinary share for shareholders liable to pay dividends tax;
  the issued ordinary share capital of MiX Telematics is 603,434,240 ordinary shares of no par value; and
  the Company’s tax reference number is 9155/661/84/7.

The details with respect to the dividends declared for holders of our ADSs are as follows:

Ex dividend on New York Stock Exchange (NYSE)	Wednesday, February 22, 2017
Record date	Friday, February 24, 2017
Approximate date of currency conversion	Monday, February 27, 2017
Approximate dividend payment date	Monday, February 27, 2017

12. Development costs historical data

The table below sets out development costs incurred and capitalized for each of the last eight quarters including the period ended December 31, 2016.

			South African Rand
Figures are in thousands (Unaudited)			Three months ended
	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2016	2016	2016	2016	2015	2015	2015	2015
Total development costs incurred	36,696	36,034	37,230	28,693	28,016	31,806	27,387	28,765

Development costs capitalized	20,415	21,028	19,309	12,136	16,308	18,892	11,533	18,621

Development costs expensed within administration and other charges	16,281	15,006	17,921	16,557	11,708	12,914	15,854	10,144

			United States Dollar
Figures are in thousands (Unaudited)			Three months ended
	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2016	2016	2016	2016	2015	2015	2015	2015
Total development costs incurred	2,671	2,623	2,709	2,088	2,039	2,315	1,993	2,093

Development costs capitalized	1,486	1,531	1,405	883	1,187	1,375	839	1,355

Development costs expensed within administration and other charges	1,185	1,092	1,304	1,205	852	940	1,154	738

CONTACT:
Investors:
ICR for MiX Telematics
Seth Potter, 1-(855) 564-9835
ir@mixtelematics.com